This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about October 26, 2005

Item 3.	News Release

October 26, 2005 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Updates Richmond-1 Exploration Well

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF), a New Zealand oil and gas explorer, announced today that exploration well Richmond-1 was drilled to a total depth of 2140 meters (7020 feet) in Petroleum Exploration Permit 38745 (TAG ownership: 33.33%), Taranaki Basin, New Zealand. The main objective, the Moki Sandstones were encountered, and although a number of thick reservoir sands were penetrated, the Joint Venture has agreed electrical logs indicate the reservoir is not likely to produce commercial quantities of hydrocarbons. As a result, the Joint Venture has agreed to run abandonment plugs on the well.

Item 5. Full Description of Material Change

Calgary, Alberta – October 26, 2005 --/PRNewswire/-- TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF), a New Zealand oil and gas explorer, announced today that exploration well Richmond-1 was drilled to a total depth of 2140 meters (7020 feet) in Petroleum Exploration Permit 38745 (TAG ownership: 33.33%), Taranaki Basin, New Zealand. The main objective, the Moki Sandstones were encountered, and although a number of thick reservoir sands were penetrated, the Joint Venture has agreed electrical logs indicate the reservoir is not likely to produce commercial quantities of hydrocarbons. As a result, the Joint Venture has agreed to run abandonment plugs on the well.

TAG Oil President Drew Cadenhead commented: “Richmond-1 was a test of a new stratigraphic-style prospect in the northern area of the onshore Taranaki Basin. We were encouraged by the quality of sands and the Joint Venture is actively incorporating this data into our models and believes this area still has strong potential.”

TAG’s next three wells are in the southern portion of onshore Taranaki, with the first to be the Konini-1 well located in PEP 38751 (TAG ownership: 33.33%) . PEP 38751 is in close proximity to the Kapuni, Surrey, and Cheal discoveries of onshore southern Taranaki. The Konini-1 well is scheduled to spud November 9th and should take nine days to reach Total Depth, targeting a potential 2-3 million barrel Miocene prospect.

About TAG Oil Ltd.

TAG Oil holds interests in six oil and gas exploration permits in the Taranaki Basin and three permits in the Canterbury Basin, totaling 4,052,891 gross acres (net 1,498,144). In Taranaki, TAG Oil is focusing on shallow oil and gas pools in known Miocene reservoirs and on deeper gas prospects in the producing Tariki and Kapuni Sands, which are widespread throughout the basin. TAG Oil's frontier interests in Canterbury include a number of untested structures and provide the Company exposure to high-impact oil and gas exploration at reasonable drilling costs.

For further information please visit our website at www.tagoil.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9.	Date of Report

October 26, 2005
“Garth Johnson”

Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia